

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Via Email
Robert A. Mariano
Chief Executive Officer & President
Roundy's Parent Company, Inc.
875 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

> **Re:** **Roundy's Parent Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 26, 2012**
> **File No. 333-178311**

Dear Mr. Mariano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Recent Unaudited Operating Results, page 4

1. We note you have disclosed preliminary operating results for fiscal 2011. To the extent that any of the estimates reveal a significant change from the prior period, please expand your disclosure to explain, both quantitatively and qualitatively, the factors that led to the change and ensure that you have provided sufficient context so that the estimates you present are not misleading. For example, please explain why net sales increased, but income before income taxes decreased for fiscal 2011. Also expand your disclosure if the estimates reveal any new trends that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way.

2. Refer to your reconciliation of expected income before income taxes to expected Adjusted EBITDA for fiscal 2011. Please revise to reconcile expected net income to expected Adjusted EBITDA giving effect to the expected provision for income taxes.

Robert A. Mariano
Roundy's Parent Company, Inc.
January 31, 2012
Page 2

3. Refer to your disclosure that you expect to have long-term debt and capital lease obligations of approximately $820 million and total cash and cash equivalents of approximately $87 million at December 31, 2011. Explain to us and disclose how these amounts were determined.

4. Please confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available for your preliminary unaudited operating results, they must be included in your registration statement.

Capitalization, page 39

5. Refer to your disclosure within footnote 5 to the capitalization table where you state you expect to grant an aggregate of 631,191 shares of restricted stock upon the completion of this offering to certain of your executive officers and non-executive officers. Please tell us and disclose the estimated effect of this grant on your fiscal 2012 net income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or in his absence Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: Edward Kitz, Group Vice President-Legal, Risk and Treasury
        Roundy's Parent Company, Inc.
        Via Email

        Dennis M. Myers
        Kirkland & Ellis LLP
        Via Email